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                                                                      EXHIBIT 99


            IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


     The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Report and presented elsewhere by management from time to time.

COMPANY IS INCURRING OPERATING LOSSES

     The Company was incorporated in 1990 and began its operations in 1991. The Company has funded its operations principally from licensing arrangements, research contracts and supply contracts, funds received under research and development grants from the Government of Israel, sales of Survivor Lights and funds raised in each of the initial public offering of the Company's Common Stock in February 1994, the offering of the Company's Common Stock in February 1996 and a private placement of the Company's Common Stock in October 1996. The Company incurred significant operating losses for the years ended December 31, 1996, 1997 and 1998, and expects to continue to incur significant operating losses in 1999. These losses may increase as the Company expands its research and development activities in each of its three divisions and establishes production and regeneration facilities, and such losses may fluctuate from quarter to quarter. There can be no assurance that the Company will ever achieve profitability.

COMPANY HAS SIGNIFICANT FUTURE CAPITAL REQUIREMENTS

     The Company will require substantial funds to conduct the necessary research and development and testing of its products, to establish commercial scale manufacturing facilities and to market its products. The Company is seeking additional funding, including through the issuance of equity or debt securities. However, there can be no assurance that the Company will obtain any such additional financing. If additional funds are raised by issuing equity securities, stockholders may incur further dilution. If additional funding is not secured, the Company will have to modify, reduce, defer or eliminate certain of its anticipated future commitments and/or programs, in order to continue reduced operations.

COMPANY IS AT AN EARLY STATE OF DEVELOPMENT

     Other that a signal light powered by water activated batteries for use in life jackets and other rescue apparatus, the Company currently has no commercial products available for sale. The Company has announced plans to begin small scale commercial deliveries of its cellphone battery products starting in May, 1999 and expects to increase production to commercial levels
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in 2000. Additional development may be necessary in order to commercialize the
Company's technology and each of the components of the Electric Fuel System for electric vehicles and defense products. Significant resources will be required to scale up production of cellphone batteries to commercial scale. No assurance can be given that the Company will be able to complete such development, engineering or commercialization successfully, or that the Company, will be able to develop products for commercial sale or that, if developed, they can be produced in commercial quantities or at acceptable costs or be successfully marketed. The likelihood of the Company's future success must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a relatively early stage business and development activities generally.

COMPANY'S MANUFACTURING EXPERIENCE IS LIMITED

     The Company currently has no capacity for, or experience in, manufacturing in commercial quantities and has, to date, produced only limited quantities of components of the Electric Fuel Electric Vehicle System for the Field Test and Edison and prototypes of consumer batteries. In order for the Company to be successful in the commercial market, its products must be manufactured to meet high quality standards in commercial quantities at competitive prices. The development of such manufacturing technology and processes will require extensive lead times and the commitment of significant financial and engineering resources of the Company and others. There can be no assurance that the Company will successfully develop this technology or these processes or obtain access to these resources. Moreover, there can be no assurance that the Company will be able to successfully implement the quality control measures necessary for commercial manufacturing.

COMPANY IS RELIANT ON OTHERS

     To introduce the Electric Fuel zinc-air technology' into the marketplace, the Company intends to strengthen existing and develop new networks of strategic alliances, joint ventures and other associations. The success of any strategic alliance is dependent upon, among other things, the general business condition of the partners, its commitment to the strategic alliance and the skills and experience of its employees responsible for the strategic alliance. Even if the Company successfully initiates alliances, there can be no assurance that any alliance will be successful.

     Prior to obtaining market acceptance, in order to engineer and establish the products for commercial ability of the Electric Fuel System, the commitment of significant additional investment and other resources, including capital, will be required of the Company and other parties. There can be no assurance that the funds will be available to allow the Company to complete the development, engineering, production and commercialization of its products.

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MARKET ACCEPTANCE OF THE ELECTRIC FUEL SYSTEM IS UNCERTAIN

     The Company believes that public pressure and government initiatives are important factors in creating an electric vehicle market. There can be no assurance that such public pressure will continue or that further legislation or other governmental initiatives will be enacted, or that current legislation will not be repealed, amended, or have its implementation delayed, or that a different form of zero emission or low emission vehicle, or other solutions to the problem of containing emissions created by internal combustion engines, will not be invented, developed and produced, and achieve greater market acceptance than electric vehicles. The lack of a significant market for electric vehicles would have a material adverse effect on the ability of the Company to commercialize this aspect of its technology. Even if a significant market for electric vehicles develops, there can be no assurance that the Company's technology will be commercially competitive within such a market.

     In addition, further engineering is required in order to establish the refueling and regeneration infrastructure required for commercial viability of the Electric Fuel Vehicle System. There can be no assurance that the Company will succeed in developing commercial scale refueling systems. The Company believes that a regeneration facility of at least 10,000 kg/hour or larger will be required for commercial operation of the Electric Fuel Vehicle System for a substantial size fleet. There can be no assurance that a commercial regeneration facility of this size can he engineered, constructed and operated; the failure to do so would have a material adverse effect on the commercial application of the Electric Fuel Electric Vehicle System and, accordingly, on the results of operations and financial condition of the Company.

     While, the Company believes that there is a substantial market for its cellphone batteries and batteries for handheld electronic devices, the Electric Fuel battery has not yet been accepted by the consumer products market for this application. There is no assurance that the Electric Fuel cellphone battery will be commercially competitive, in terms of price or performance, in this market.

COMPANY'S FIELD OF BUSINESS IS HIGHLY COMPETITIVE

     The competition to develop electric vehicle battery systems, consumer batteries and defense and safety products and to obtain funding for the development of these products is, and is expected to remain, intense. The Company's technology competes with other battery technologies, as well as other zinc-air technologies. The competition consists of development stage companies, major international companies and consortia of such companies, including battery manufacturers, automobile manufacturers, energy production and transportation companies, consumer goods companies and defense contractors, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company.

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     Various battery technologies are being considered for use in electric vehicles, consumer batteries and defense and safety products by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide and zinc-air. Additionally, some manufacturers of alkaline batteries are offering alkaline battery packs for cellphone users.

SAFETY RISKS; DEMANDS OF REGULATORY COMPLIANCE IN THE ELECTRIC INDUSTRY

     Components of the Electric Fuel technology contain certain elements which are known to pose potential safety risks. Also, because electric vehicle batteries contain large amounts of electrical energy, they may cause injuries if not handled properly. In addition to risks posed by the Electric Fuel technology, and although the Company incorporates safety procedures in its research, development and manufacturing processes designed to minimize safety risks, there can be no assurance that accidents in its facilities will not occur. Any accident, whether occasioned by the use of all or any part of the Electric Fuel technology or the Company's manufacturing operations, could adversely affect commercial acceptance of the Company's products and could result in significant production delays or claims for damages resulting from injuries, all of which would materially adversely affect the Company's operations and financial condition.

     Regulations in Europe, Israel and the United States impose various controls and requirements relating to potassium hydroxide and zinc metal, as well as other components of the Electric Fuel technology. The Company believes that its current and contemplated operations conform to those regulations. The Company has applied for, but has not yet received, the necessary permits under the Israeli Dangerous Substances Law, 1993, required for the use of potassium hydroxide and zinc metal. The Company believes that the permits will granted, but there can be no assurance that such permits will be granted or that changes in regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Seeking these approvals could require significant time and resources from the Company's technical staff and, if redesign were necessary, could result in delays in the introduction of the Company's products.

COMPANY IS DEPENDENT ON PATENTS AND PROPRIETARY RIGHTS

     The Company's ability to compete effectively will depend on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements. The Company holds patents, or patent applications, covering elements of its technology in the United States and in Europe. In addition, the Company has patent applications pending in the United States and in foreign countries, including the European Community, Israel and Japan. The Company intends to continue to file patent applications covering important features of its technology. There can be no assurance, however, that patents will issue from any of these

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pending applications or, if patents issue, that the claims allowed will be sufficiently broad to protect the Company's technology, or that issued patents will not be challenged or invalidated or that any of its issued patents will afford protection against a competitor. Litigation, or participation in administrative proceedings, may be necessary to protect the Company's patent position. Such litigation can be costly and time consuming and there can be no assurance that the Company would be successful if such litigation were instituted. The invalidation of patents owned by or licensed to the Company could have a material adverse effect on the Company. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States. Thus, there can be no assurance that foreign patent applications related to patents issued in the United States will be granted. Furthermore, even if these patent applications are granted, some foreign countries provide significantly less patent protection that the United States. In the absence of patent protection, and despite the Company's reliance upon its proprietary confidential information, competitors of the Company may be able to use innovations similar to those used by the Company to design and manufacture products directly competitive with Electric Fuel's products. In addition, no assurance around by others or that others will not obtain patents that the Company will need to license or design around. Moreover, to the extent any of the Company's products are covered by third party patents, development and marketing of such products by the Company could require a license under such patents.

     Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so. In addition, competition is intense, and there can be no assurance that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. Moreover, if the issues were to be place before a court, the Company cannot be certain that such a court would determine that the Company was the first creator of inventions covered by its issued patents or pending patent applications or that it was the first to file patent applications for such inventions. If existing or future third party patents containing broad claims are upheld by the courts or if the Company is found to infringe third party patents, there can be no assurance that it will be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure of the Company to obtain necessary licenses could result in delays in the introduction of the products based on the Company's technology and in costly attempts to design around such patents, or could foreclose the development, manufacture or sale of the Company's products. The Company could also incur substantial costs in defending itself in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

     The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, through non-disclosure and confidentiality agreements with its customers, employees, consultants, strategic partners and potential strategic partners. There can be no assurance that these agreements will not be breached, that the company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

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COMPANY IS DEPENDENT ON KEY PERSONNEL; COMPANY MUST MANAGE GROWTH AND EXPANSION.

     The Company is highly dependent on certain members of its management and engineering staff, the loss of the services of one or more of whom could adversely affect the Company. The Company is especially dependent on the services of its President and Chief Executive Officer, Yehuda Harats; and its Chairman of the Board of Directors and Chief Financial Officer, Robert S. Ehrlich, the loss of either of these could have a material adverse effect on the Company. The Company is party to employment agreements with Messrs. Harats, and Ehrlich, each for an initial term of three years commencing in 1993, subject to further extensions. In 1994, each of the employment agreements was extended for a period of two years ending December 1998, and in 1996 true agreements were extended until 2000. The Company has no key-man life insurance.

     In addition, the Company is currently experiencing a period of development activity which could place a significant strain on the Company's personnel and resources. The Company's activity has resulted in increased levels of responsibility for both existing and new management personnel. Many of the Company's management personnel have had limited or no experience in managing growing companies. The Company has sought to manage its current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, the failure to manage growth effectively could adversely affect the Company's results of operations.

POTENTIAL INCREASED UNITED STATES TAXATION

The Company believes that EFC and EFL will be treated as personal holding companies for purposes of the personal holding company ("PHC) rules of the Internal Revenue Code of 1986. Under the PHC rules, a PHC is subject to a special 39.6% tax on its "undistributed PHC income", in addition to regular income tax. The Company believes that EFC and EFL not have bad any material undistributed PHC income. However, no assurance can be given that EFC and EFL will not have undistributed PHC income in the future.

     Approximately 48.6% of the stock of EFL was owned (directly or indirectly by application of certain attribution rules) as of March 12, 1999 by three United States citizens, If 50 % of the shares of the Company is ever acquired or deemed to be acquired by five or fewer individuals (including, if applicable, those individuals who currently own an aggregate of 48.6% of the Company) who are United States citizens or residents, EFL would satisfy the foreign personal holding company ("FPHC") stock ownership test under the Internal Revenue Code, and the Company could be subject to additional U.S. taxes (including PHC tax) on any "undistributed FPHC income/EFL /of EFL. The Company believes that EFL has not had any material undistributed FPHC income. However, no assurance can be given that EFL will not become a FPHC and have undistributed FPHC income in the future.

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LOCATION IN ISRAEL

     The offices and facilities of the Company's principal subsidiary are located in Israel. Although the Company expects that substantially all its sales will be made to customers outside Israel; the Company is nonetheless directly affected by economic political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai, Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan and the Palestine Liberation Organization, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.

     Many of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. No assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

     The Company benefits from certain Israeli government programs, grants and tax benefits, particularly as a result of the "Approved Enterprise" status of a substantial portion of the Company's existing facilities and the receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "Chief Scientist"). To be eligible for certain of these programs, grants and tax benefits, the Company must continue to meet certain conditions, including making certain specified investments in fixed assets. If the Company fails to meet such conditions in the future, it could be required to refund grants already received. There can be no assurance that such programs and tax benefits will be continued in the future at their current levels or otherwise, and the Government: of Israel has announced that programs receiving "Approved Enterprise" status in 1996 and thereafter will be entitled to a Lower level of government grants than was previously available. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the "Approved Enterprise" status of a substantial portion of its existing facilities and approved programs and as a recipient of grants from the Chief Scientist) could have a material adverse effect on the Company's business, results of operations and financial condition. EFL has granted a floating charge over all of its assets as a security to the State of Israel to secure its obligations under the "Approved Enterprise" programs.



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